

April 5, 2013

Via E-mail
Mr. George Lai
Chief Financial Officer
The9 Limited
Building No. 3, 690 Bibo Road
Zhang Jiang Hi-Tech Park
Pudong New Area, Pudong
Shanghai 201203
People's Republic of China

> **Re:** **The9 Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 001-34238**

Dear Mr. Lai:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via e-mail
        Andrew Han – The9 Limited